March 3, 2020

Marec E. Edgar
President and Chief Executive Officer
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, IL 60523

       Re: A. M. Castle & Co.
           Registration Statement on Form S-4
           Filed February 27, 2020
           File No. 333-236682
           Tender Offer Statement on Schedule TO
           File No. 005-31304
           Filed February 27, 2020

Dear Mr. Edgar:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cautionary Note Regarding Forward-Looking Statements, page iii

1. We note the reference to the Private Securities Litigation Reform Act of 1995. We
       remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the
       Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule
       13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009)
       available at www.sec.gov. Please revise and refrain from referring to such safe harbor
 Marec E. Edgar
A. M. Castle & Co.
March 3, 2020
Page 2
         provisions in any future press releases or other communications relating to the exchange offer.

General

2. Within the prospectus, please revise to provide all information required by Item 14 and paragraphs (a)(5) and (a)(7) of Item 19 of Form S-4. It appears that you are not eligible to incorporate by reference because you do not satisfy the public float requirement of
         Instruction I.B.1 to Form S-3. Please refer to Instruction B.1.a.(ii).A of Form S-4.
3. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language that the "prospectus is not complete" and "Subject to
         Completion" from the cover page of your prospectus. Please see question I.E.2. of the
         July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly
         Available Telephone Interpretations, available on our website at www.sec.gov.
4.       Please advise why this transaction is not subject to Exchange Act Rule
13e-3.
5. We note the disclosure on the cover page indicating that the Issuer has entered into
         Support Agreements with holders of old notes, who, in the aggregate, hold in excess of
         96% of the outstanding principal amount of the old notes. Please confirm the Support
         Agreements are in compliance with Question 139.29 of the Securities Act Sections
         Compliance and Disclosure Interpretations, dated September 22, 2016, available on our website at www.sec.gov.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jacqueline Kaufman at 202-551-3797, Lilyanna Peyser at 202-551-3222 or
Perry Hindin at 202-551-3444 with any other questions.



FirstName LastNameMarec E. Edgar                               Sincerely,
Comapany NameA. M. Castle & Co.
                                                               Division of
Corporation Finance
March 3, 2020 Page 2                                           Office of Trade
& Services
FirstName LastName